EXHIBIT 99

KELCOR, INC.
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1100 Main, Suite 2100 * Kansas City, MO 64105
P.O. Box 26730 * Kansas City, MO 64196
(816) 421-4670 * FAX (816) 221-1829

May 9, 1997                                          FAX


Mr. John Hart
PICO Holdings, Inc. (PICO)
875 Prospect Street - Suite 301
LaJolla, CA 92037

Dear Mr. Hart:

As a final gesture to avoid litigation, please be advised as follows:

1) We will purchase the first 9.8% shares of Nooney that PICO bought for $12.50 a share.

2) We would consider a purchase of the remaining shares held by PICO or its clients if we can come to an agreement on the first 9.8%.

We look forward to a response in the next several days.

Very truly yours,

/s/ David L. Johnson

David L. Johnson
Vice President